Heidmar Maritime Holdings Corp.

89 Akti Miaouli

Piraeus 18538, Greece

VIA EDGAR

December 20, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Heidmar Maritime Holdings Corp.

Amendment No. 2 to Draft Registrant Statement on Form

F-4 Submitted November 15, 2024

CIK No. 0002029471

Dear Ms. Majmudar:

We thank you for the letter, dated December 2, 2024 (the “Staff’s Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 2 to the Draft Registration Statement on Form F-4 (the “Draft Registration Statement”) of Heidmar Maritime Holdings Corp. (the “Company”, “we”, “us” or “our”). This letter is in response to the Staff’s Letter. For convenience, we have restated each of the Staff’s comments below in bold text, followed by our response. In addition, we are providing a supplemental response to Comment #18 in the Staff’s letter dated September 18, 2024, which is set forth after the responses to this letter. We are concurrently filing with this letter the registration statement of the Company on Form F-4 (the “Registration Statement”). Capitalized terms used, but not defined, in this letter have the meaning ascribed to such terms in the Registration Statement.

Amendment No. 2 to Draft Registrant Statement on Form F-4

What vote is required to approve the proposals, page 6

1.

We note your response to prior comment 1. Please continue to update your disclosure to reflect the status of the contemplated amendment described in your revisions. In this regard, please also note that your Background of the Business Combination section should also be updated to reflect any negotiations that may occur. Additionally, please ensure that your updated disclosure clearly explains the meaning of the term “minimum percentage” with respect to the voting agreements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 18, 20-21, 44, and 121 of the Registration Statement to provide the terms of the completed amendment to the Business Combination Agreement and to update the effect that agreement and the Voting and Support Agreements will have on the shareholder votes that will occur at the Special Meeting. The Company has also added disclosure

December 20, 2024

to pages 99-100 of the Registration Statement to provide disclosure regarding the negotiations on the amendment to the Business Combination Agreement. The Company further advises the Staff that its updated disclosure no longer uses the term “minimum percentage.”

Risk Factors, page 41

2.

We note that following the closing of the Business Combination, the Heidmar Shareholders will enter into a Shareholders Agreement which will govern their rights as controlling shareholders of Holdings. Provide risk factor disclosure that specifically addresses the risks associated with this agreement and the preemptive rights that the Heidmar Shareholders will have following the Business Combination.

In response to the Staff’s comment, the Company has added Risk Factor disclosure to pages 73-74 of the Registration Statement to address the risks of the agreement and the Heidmar Shareholders’ consent rights. The Company respectfully advises the Staff that the terms of the Shareholders Agreement and the Company’s Organizational Documents will not grant preemptive rights to either of the Heidmar Shareholders. The Company has revised the heading reading “Preemptive Rights” above a subsection on page 196 of the Registration Statement to read “Consent Rights” to avoid confusion.

Supplemental Response to the Staff’s Letter of September 18, 2024

18.

You disclose pursuant to the Business Combination Agreement, the Heidmar Shareholders and MGO’s financial advisor will be issued Holdings Shares if one of the following performance conditions are met: 2024 revenue, EBITDA or Net Income equals or exceeds $45 million, $30 million or $25 million, respectively (the “Earnout Shares”). Based on the terms of the Earnout Shares, these shares will be classified within stockholders’ equity upon issuance. In adjustments G, K and L, we note you have adjusted your unaudited pro forma combined financial statements to reflect the fair value of these shares as if they have been issued in stockholders’ equity and in the calculation of basic and diluted net income per share from common stockholders’ from continuing operations. Given the issuance of these shares are contingent on certain performance conditions that have not yet been achieved, please provide the authoritative guidance you have relied upon or revise your presentation.

Following the amendment to the Business Combination Agreement, which among others, changed from 2024 to 2025 the fiscal year in which Holdings must achieve certain financial milestones in order for the Heidmar Shareholders and MGO financial advisors to receive the Earnout Shares, we concluded that the Earnout Shares still qualify for equity classification. We re-determined the fair value of the Earnout Shares to be a total of $7,695,603. Since the initial fair value of the Earnout Shares will need to be recorded by Holdings at the closing of the Business Combination based on the authoritative guidance discussed in the Company’s response to the Staff’s comment No 6 in our response letter, dated November 15, 2024, we concluded that our estimate of the initial fair value of the Earnout Shares will need to be reflected in the unaudited pro-forma combined financial statements taking into account that the achievement of one of the financial milestones is considered probable.

December 20, 2024

The initial fair value of the Earnout Shares to be issued to Heidmar Shareholders amounting to $7,492,439 is reflected as a transaction accounting adjustment and increased expenses by $7,492,439 in the unaudited pro-forma combined statement of operations for the 12-month period December 31, 2024 and increased additional paid-in capital and decreased retained earnings by $7,492,439 in the unaudited pro-forma combined balance sheet as of June 30, 2024.

The initial fair value of the Earnout Shares to be issued to the MGO’s financial advisor amounting to $203,164 is reflected as a transaction accounting adjustment and increased goodwill and equity by $203,164 in the unaudited pro-forma combined balance sheet as of June 30, 2024.

Because the Earnout Shares are contingently issuable based upon Holdings reaching specified thresholds that have not yet been achieved, the Earnout Shares have been excluded from basic and diluted pro forma earnings per share.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1275 (billotti@sewkis.com) or Holt Goddard at (212) 574-1250 (goddard@sewkis.com).

Sincerely,

/s/ Keith J. Billotti
Keith J. Billotti

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